UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2020

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐     No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 20, 2020

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD RESULTS FOR 2019

Expects Growth in the First Half of 2020

MIGDAL HAEMEK, Israel – February 20, 2020 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter and year ended December 31, 2019.

Highlights of the Fourth Quarter of 2019

•	Revenues of $33.2 million, similar to the fourth quarter 2018 and in line with guidance;

•	GAAP operating income of $4.6 million; non-GAAP operating income of $5.4 million, representing an operating margin of 13.8% and 16.3%, respectively;

•	GAAP net income of $4.6 million and non-GAAP net income of $5.4 million; and

•	Strong operating cash flow of $7.5 million.

Highlights of the Full Year 2019

•	Revenues of $134 million; a 9% year-over-year increase;

•	GAAP operating income of $22.0 million;

•	Non-GAAP operating income of $25.0 million;

•	GAAP net income of $22.0 million;

•	Non-GAAP net income of $23.9 million; and

•	Strong operating cash flow of $24.7 million in 2019 leading to year-end net cash balance of $89.5 million.

Forward-Looking Expectations

Based on orders in hand, Camtek expected revenues of between $33 and $34 million for the first quarter. However, despite the demand for Camtek’s products by Chinese customers, certain governmental restrictions aiming to control the spread of the Coronavirus may cause delays in installations in China, and may therefore impact upon Camtek’s revenues in the first quarter.

Since Camtek has good visibility into its second quarter revenues and, assuming the Coronavirus situation is resolved not too far into the second quarter, it is expected that revenue for the first half of 2020 would be at a record level of approximately $70 million.

Management Comment

Rafi Amit Camtek’s CEO commented, “Camtek closed 2019 with record revenues and profit. I am very proud of this impressive achievement, especially in light of the weaker semiconductor market last year. We were able to demonstrate 9% year-over-year revenue growth while the semiconductor market as a whole declined by over 10%.”

Continued Mr. Amit, “The market drivers for our products remain strong across different applications such as CMOS image sensors, 5G and advanced interconnect packaging.

“The Chinese market is significant to our business and represents an important long-term growth engine. We continue to receive orders from this region and even in recent days we have received several orders for multiple machines from major Chinese customers. Meanwhile, the demand from other territories is also strong. We hope that the Coronavirus will be contained soon and the people in China will be able to get back to their normal lives.

“We have started 2020 with a strong backlog, and as mentioned, we expect record revenues of approximately $70 million for the first half of the year.”

Fourth Quarter 2019 Financial Results

Revenues for the fourth quarter of 2019 were $33.2 million, similar to those of the fourth quarter 2018.

Gross profit on a GAAP basis in the quarter totaled $15.8 million (47.7% of revenues), compared to a gross profit of $16.7 million (50.4% of revenues) in the fourth quarter 2018. Gross profit on a non-GAAP basis in the quarter totaled $15.9 million (48.0% of revenues), compared to $16.8 million (50.6% of revenues) in the fourth quarter 2018.

Operating profit on a GAAP basis in the quarter totaled $4.6 million (13.8% of revenues), compared to an operating income of $6.2 million (18.7% of revenues) in the fourth quarter 2018. Operating profit on a non-GAAP basis in the quarter totaled $5.4 million (16.3% of revenues), compared to $6.9 million (20.7% of revenues) in the fourth quarter 2018.

Net income on a GAAP basis in the quarter totaled $4.6 million, or $0.12 per diluted share, compared to net income of $5.8 million, or $0.16 per diluted share, in the fourth quarter 2018. Net income on a non-GAAP basis in the quarter totaled $5.4 million, or $0.14 per diluted share, compared to non-GAAP net income of $6.4 million, or $0.17 per diluted share, in the fourth quarter 2018.

Cash and cash equivalents and short-term deposits, as of December 31, 2019 were $89.5 million compared to $83.0 million as of September 30, 2019. During the fourth quarter, Camtek generated $7.5 million in operating cash flow.

Full Year 2019 Results Summary

Revenues for 2019 were $134.0 million, an increase of 9% over the $123.2 million reported in 2018.

Gross profit on a GAAP basis totaled $64.8 million (48.3% of revenues), compared to $60.8 million (49.4% of revenues) in 2018.  Gross profit on a non-GAAP basis totaled $65.1 million (48.6% of revenues), compared to $61.2 million (49.7% of revenues) in 2018.

Operating income on a GAAP basis totaled $22.0 million (16.4% of revenues), compared to operating income of $20.0 million (16.3% of revenues) in 2018.  Operating income on a non-GAAP basis totaled $25.0 million (18.7% of revenues), compared to $22.2 million (18.0% of revenues) in 2018.

Net income on a GAAP basis totaled $22.0 million, or $0.57 per diluted share. This compares to net income of $18.7 million, or $0.51 per diluted share, in 2018. Net income on a non-GAAP basis totaled $23.9 million, or $0.62 per diluted share. This compares to net income of $20.9 million, or $0.57 per diluted share, in 2018.

Conference Call

Camtek will host a conference call today, February 20, 2020, at 9:30am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:                       1 888 668 9141                     at 9:30am Eastern Time
Israel:                       03 918 0609                      at 4:30pm Israel Time
International:   +972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, the disruption to our business related to the coronavirus, including its spread and effects in and  beyond China across the Asia Pacific region, which includes, inter alia, South Korea and Taiwan, and globally, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

This press release provides financial measures that exclude: (i) share based compensation expenses, (ii) Chroma transaction expenses, (iii) discontinued operations, and (iv) write off costs with regard to the FIT activities, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.
Consolidated Balance Sheets

(In thousands)

	December 31,	December 31,
	2019	2018
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	38,047	54,935
Short-term deposits	51,500	-
Trade accounts receivable, net	31,443	31,644
Inventories	23,803	30,109
Other current assets	2,909	2,613

Total current assets	147,702	119,301

Fixed assets, net	*18,526	17,117

Long term inventory	2,791	2,056
Deferred tax asset	746	2,366
Other assets, net	113	231
Intangible assets, net	491	476

	4,141	5,129

Total assets	170,369	141,547

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	11,334	15,541
Other current liabilities	*20,272	23,179

Total current liabilities	31,606	38,720

Long term liabilities
Other long term liabilities	*2,461	1,420
	2,461	1,420

Total liabilities	34,067	40,140

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2019 and at December 31, 2018;
40,742,355 issued shares at December 31, 2019 and 38,535,445 at December 31, 2018;
38,649,979 shares outstanding at December 31, 2019 and 36,443,069 at December 31, 2018	157	151
Additional paid-in capital	101,327	81,873
Retained earnings	36,716	21,281
	138,200	103,305
Treasury stock, at cost (2,092,376 as of December 31, 2019 and December 31, 2018)	(1,898)	(1,898)

Total shareholders' equity	136,302	101,407

Total liabilities and shareholders' equity	170,369	141,547

*Includes adjustment in respect of implementation of ASC 842 - Leases

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2019	2018	2019	2018
	U.S. dollars		U.S. dollars
Revenues	134,019	123,174	33,201	33,174
Cost of revenues	69,235	62,378	17,360	16,457

Gross profit	64,784	60,796	15,841	16,717

Research and development costs	16,331	14,581	4,440	4,125
Selling, general and administrative expense	26,481	26,182	6,813	6,390
	42,812	40,763	11,253	10,515

Operating income	21,972	20,033	4,588	6,202

Financial income, net	801	728	461	237

Income before income taxes	22,773	20,761	5,049	6,439

Income taxes (expense)	(1,950)	(2,030)	(442)	(666)

Net income from continuing operations	20,823	18,731	4,607	5,773

Discontinued operations *
Income from discontinued operations
Income before tax expense	1,257	-	-	-
Income taxes (expense)	(94)	-	-	-
Income from discontinued operations	1,163	-	-	-

Net income	21,986	18,731	4,607	5,773

*Relates to the earn-out payment received from the sale of the PCB business.

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2019	2018	2019	2018
	U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	21,986	18,731	4,607	5,773
Share-based compensation	2,892	1,682	824	654
Chroma transaction expenses (1)	136	-	-	-
Attributable to discontinued operations	(1,163)	-	-	-
Effect of FIT reorganization (2)	-	506	-	-
Non-GAAP net income	23,851	20,919	5,431	6,427

Non–GAAP net income per diluted share	0.62	0.57	0.14	0.17
Gross margin on GAAP basis	48.3%	49.4%	47.7%	50.4%
Reported gross profit on GAAP basis	64,784	60,796	15,841	16,717
Share-based compensation	292	167	85	62
Effect of FIT reorganization (2)	-	205	-	-
Non-GAAP gross margin	48.6%	49.7%	48.0%	50.6%
Non-GAAP gross profit	65,076	61,168	15,926	16,779

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	21,972	20,033	4,588	6,202
Share-based compensation	2,892	1,682	824	654
Chroma transaction expenses (1)	136	-	-	-
Effect of FIT reorganization (2)	-	506	-	-
Non-GAAP operating income	25,000	22,221	5,412	6,854

(1)	In the second and third quarters of 2019, certain transaction expenses were incurred in relation to the technological cooperation agreement with Chroma. These were recorded under operating expenses.

(2)
At the end of the first quarter of 2018, the Company ceased its efforts to utilize the remaining inventory and equipment related to FIT development and recorded a one-time write-off in the amount of $0.5 million, consisting of: (1) inventory write-offs of $0.2 million, recorded under the cost of revenue line item; and (2) fixed asset write-offs of $0.3 million recorded under operating expenses.